Exhibit (g)(A)

Hospitality Investors Trust, Inc.

Talking Points for Company Tender Offer and MacKenzie Tender Offer

1.	Why is Hospitality Investors Trust, Inc. (the “Company”) making a self-tender offer (the “Offer”)?

We are making the Offer in response to an unsolicited offer to stockholders (the “MacKenzie Offer”) commenced on October 23, 2017 by MacKenzie Realty Capital, Inc. (“MacKenzie”). In the MacKenzie Offer, MacKenzie is offering to purchase up to 300,000 shares of common stock (“Shares”) of the Company at a price of $5.53 per Share in cash.

We are making the Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer at a 17.5% premium to the MacKenzie Offer price. The Offer is in no way intended to suggest that $6.50 per Share is the fair value of our Shares.

2.	What is the Company’s recommendation regarding the MacKenzie Offer and the Company Offer?

The Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in the Company Offer or the lower MacKenzie Offer.

3.	Why does the Company strongly recommend rejection of the MacKenzie Offer and its own tender offer?

The Company’s board of directors and the Company believe that the MacKenzie Offer represents an opportunistic attempt to purchase Shares at a deeply discounted price and make a profit at the expense of stockholders who tender Shares in the MacKenzie Offer, who will, as a result, be deprived of the potential opportunity to realize the full long-term value of their investment in the Company.

The Company’s board of directors believes that both the MacKenzie Offer price of $5.53 per Share, and the Purchase Price of the Company Offer, which is $6.50 per Share, are well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent Estimated Per-Share NAV of $13.20 per Share approved by the Company’s board of directors on June 19, 2017. The purchase price in the MacKenzie Offer is 58.1% lower than Estimated Per-Share NAV and the Purchase Price is 50.8% lower than Estimated Per-Share NAV. If not for the MacKenzie Offer, we would not be making the Offer.

4.	May I tender Shares in the Offer and the mini-tender offer by MacKenzie?

No, you may not tender the same Shares in the Company Offer and the MacKenzie Offer. If you tender Shares in the Company Offer, you must represent that the tendered Shares are not encumbered, including by any obligation to transfer them, and that when the Shares are accepted for payment by us, that we will acquire good, marketable and unencumbered title to the Shares.

To decline the MacKenzie Offer, stockholders should simply ignore it. Stockholders do not need to respond to the MacKenzie Offer. If you have tendered any Shares in the MacKenzie Offer and wish to tender those Shares in the Company Offer instead, you must properly withdraw those Shares from the MacKenzie Offer in accordance with the terms of offer materials you should expect to receive from MacKenzie, if you have not received them already, in order to properly tender your Shares in the Company Offer. Please review any materials you receive in the mail carefully to ensure that you are tendering your Shares in the offer of your choice.

5.	How was the size and price for the Offer established?

We established the maximum number of Shares that may be purchased in the Company Offer by matching the maximum number of Shares in the MacKenzie Offer (representing the 300,000 Shares contemplated by the MacKenzie Offer plus an additional amount to reflect the fact that MacKenzie may, in accordance with rules promulgated by the Securities and Exchange Commission (the “SEC”), increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares (i.e., approximately 800,000 additional shares) without amending or extending the MacKenzie Offer, rounded down slightly), and established the $6.50 per Share Purchase Price for the Company Offer by choosing a price that is higher than the MacKenzie Offer price in order to reduce greatly the risk that MacKenzie will be able to profit at our stockholders’ expense. We chose an offer size and price that we believe is likely to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value, but also considered other uses of our cash at this time given capital expenditure requirements, including PIPs, and our other liquidity requirements.

We also believe that the Purchase Price is a price at which our stockholders desiring immediate liquidity might sell their Shares and within which we can make purchases that will constitute a prudent use of the Company’s financial resources. In addition, we took into account that our acquisition of Shares at the Purchase Price pursuant to the Company Offer would be accretive to stockholders who do not participate in the Offer.

6.	What if stockholders tender more than 1,000,000 Shares?

If more than 1,000,000 Shares (or such greater number as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, we will purchase Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis.

In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 800,000 Shares

7.	Will stockholders pay a fee in connection with tendering their Shares?

No. Stockholders will not incur any fee, including any brokerage fee or commissions, in connection with tendering their Shares in the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so.

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8.	How do I tender Shares that are registered in my name?

If you hold Shares in your name, you must properly complete and sign the Letter of Transmittal according to its instructions and deliver it, together with any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A. and Computershare Inc. (collectively, “Computershare”), who is acting as the Depositary of the Company Offer, at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 5:00 p.m., New York City Time, on December 11, 2017.

9.	How do I tender Shares that I hold through a broker, dealer, commercial bank, trust company, custodian or other nominee?

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through a broker, dealer, commercial bank, trust company, custodian (such as an IRA account) or other nominee must not deliver a Letter of Transmittal directly to the Depositary (Computershare). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (Computershare) on your behalf. This requirement will be strictly followed, and Letters of Transmittal which do not conform with the above will be rejected.

10.	When will the Company Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires at 5:00 p.m., New York City Time, on December 11, 2017. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We cannot assure you that the Offer will be extended or, if extended, for how long it will be extended.

11.	How will the Company pay for the tendered Shares?

Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $6.5 million. We intend to fund the purchase of Shares in the Offer and pay related costs by using cash on hand.

12.	Whom do I contact if I have questions about the Offer?

Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company by phone at (571) 529-6390 or by mail at 450 Park Avenue, Suite 1400, New York, New York 10022. The Company will promptly furnish to stockholders additional copies of the materials at its own expense. Stockholders may also contact their financial advisor for assistance concerning the Offer.

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